

September 29, 2014

<u>Via E-Mail</u>
Mr. Mark Taggatz
President
Aquentium, Inc.
29743 Vacation Drive
Canyon Lake, CA 92587

> **Re: Aquentium, Inc.**
> **Form 8-K Item 4.01**
> **Filed September 24, 2014**
> **File No. 0-23402**

Dear Mr. Taggatz:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

1. Your disclosure in the first sentence of the second paragraph should follow the language in Item 304(a)(1)(iv) of Regulation S-K. That is, you should instead disclose, if true, that during your two most recent fiscal years ended September 30, 2012 and the subsequent interim period through the date of dismissal, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. Please revise accordingly.

2. Please note the information required to be filed by Item 4.01 of Form 8-K should have been filed within four days of the date of the event, and therefore, the Company is not considered a "timely" filer and is not eligible to use Form S-3 until a sufficient history of making timely filings is established. For specific consideration of this matter, please contact Corporation Finance's Office of Chief Counsel.

Mr. Mark Taggatz
Aquentium, Inc.
September 29, 2014
Page 2

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3743 if you have questions regarding these comments.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant